

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Ben Palmer
Chief Executive Officer
RPC Inc.
2801 Buford Highway, Suite 300
Atlanta, Georgia 30329

> **Re: RPC Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 27, 2023**
> **File No, 001-08726**

Dear Ben Palmer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Financial Statements
Consolidated Statements of Operations, page 31

1. We note that you appear to report an incomplete cost of revenues measure that excludes depreciation and amortization, although in the disclosures on page 55 you allocate substantially all depreciation and amortization to the Technical Services and Support Services segments. Given the nature of your business, we expect that you would need to allocate depreciation and amortization of equipment used in your revenue generating activities to cost of revenues under GAAP.

   If you wish to report cost of revenues components separately you should adhere to the parenthetical labeling accommodation in SAB Topic 11:B, although under this convention it should be clear which particular line items and amounts have been excluded. Any disclosures pertaining to an incomplete cost of revenues measure should include comparable discussion of the excluded amounts.

Please revise as necessary to adhere to this guidance or to include the allocable portion of depreciation and amortization in your cost of revenues measure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or John Cannarella, Staff Accountant at (202) 551-3337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation